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03053282

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
MAY 1 2 2003
PROCESSING
SECTION
WASH, D.C.
155

SEC FILE NUMBER
8- 41598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 010102 (MM/DD/YY) AND ENDING 123102 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I E INVESTMENTS INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30141 Agoura Road, Ste 220
(No. and Street)

Agoura, CA 91301
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Stark, Jr. (818)735-9868
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R. D. Gourley & Co.
(Name — if individual, state last, first, middle name)

501 S. First Ave., Suite C, Arcadia, CA 91006
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 30 2003
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 5/28

OATH OR AFFIRMATION

I, Stephen T. Stark, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stark, Salter & Smith, as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public


YVETTE REDMOND
Comm. # 1344068
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires Feb. 22, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and t Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi
- x (0) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT PURSUANT TO RULE 15c3-3

DECEMBER 31, 2002

Credits	$ 0
Debits	0
Total Requirement	0
Amount on Deposit in Reserve	0
Reserve Requirement Per Unaudited Report	0
Difference Unaudited versus Audited Report	$ 0

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE IV
INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2002

	NUMBER OF ITEMS	AMOUNT
Customer's fully paid securities and excess margin securities not in the firm's possession or control (for which instructions to reduce to possession or control had been issued as of December 31, 2002 but for which for required action was not taken by the firm within the time frame specified under Rule 15c3-3)	0	$ 0
Customer's fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of December 31, 2002, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3	0	$ 0

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT